SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

25 November 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 24 November 2005, Re: Silverstone Corporation Berhad ("SCB") - Proposed disposal by AMB Venture Sdn Bhd, a wholly-owned subsidiary of SCB, of its entire 36.68% equity interest in Lion Asiapac Limited ("LAP"), comprising 148,750,644 ordinary shares of SGD0.10 each, and 148,750,644 warrants in LAP, to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Reference No MM-051124-64097

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Silverstone Corporation Berhad**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Tan Keng Lin/Goh Lee Sean**
* Designation	:	**Director/Associate Director**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

PROPOSED DISPOSAL BY AMB VENTURE SDN BHD ("AMB"), A WHOLLY-OWNED SUBSIDIARY OF SCB, OF ITS ENTIRE 36.68% EQUITY INTEREST IN LION ASIAPAC LIMITED ("LAP"), COMPRISING 148,750,644 ORDINARY SHARES OF SGD0.10 EACH, AND 148,750,644 WARRANTS IN LAP, TO LCB VENTURE PTE LTD ("LCB VENTURE"), A WHOLLY-OWNED SUBSIDIARY OF LION CORPORATION BERHAD ("LCB"), FOR A TOTAL CONSIDERATION OF SGD32,725,142 (RM75,595,078), TO BE SATISFIED BY THE ISSUANCE OF 57,706,166 NEW ORDINARY SHARES OF RM1.00 EACH IN LCB TO SCB AT AN ISSUE PRICE OF RM1.31 PER SHARE ("PROPOSED DISPOSAL OF LAP")

*** Contents :-**

This announcement is dated 24 November 2005.

We refer to the announcements made by AmMerchant Bank Berhad (a member of the AmInvestment Group) (**"AmMerchant Bank"**) on behalf of the Company on 25 November 2004 and 25 May 2005 in relation to the Proposed Disposal of LAP. It was stated that AMB had on 25 November 2004 entered into a conditional Sale and Purchase of Shares Agreement (**"SPA"**) with LCB Venture and LCB for the Proposed Disposal of LAP. The completion of the SPA is conditional upon the fulfillment of the conditions precedent stated therein within a period of six (6) months from the date of the SPA (or such longer period as the parties to the SPA may mutually agree upon in writing) (**"Conditional Period"**). On 24 May 2005, the Conditional Period was extended for a period of six (6) months from 25 May 2005 to 24 November 2005.

On behalf of the Company, AmMerchant Bank wishes to announce that the parties to the SPA had on 24 November 2005, mutually agreed in writing to further extend the Conditional Period by another three (3) months from 25 November 2005 to 24 February 2006. The extension of the Conditional Period is required in view of the appeal made by the Company to the Securities Commission ("SC") on 14 October 2005, in relation to the Proposed Disposal of LAP, which is still pending the SC's decision.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmInvestment Group Berhad
(Company No. 657000-X),
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.